UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No._ )*


                       HOME LOAN SERVICING SOLUTIONS,LTD.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    G6648D109
          -----------------------------------------------------------
                                 (CUSIP Number)

                                February 29, 2012
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G6648D109
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1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only):

                             LEON G. COOPERMAN
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only
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4.  Citizenship or Place of Organization:    UNITED STATES
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Number of               5.  Sole Voting Power:           1,091,800
Shares Bene-
ficially                6.  Shared Voting Power:           296,200
Owned by
Each Report-            7.  Sole Dispositive Power:      1,091,800
ing Person
With                    8.  Shared Dispositive Power:      296,200
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                          1,388,000
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
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11.  Percent of Class Represented by Amount in Row (9):         9.9%

The beneficial ownership percentage set forth herein has been calculated based on 14,067,618 common shares of the Issuer outstanding on February 29, 2012, as reported on the Issuer's Prospectus dated February 29, 2012.
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12.  Type of Reporting Person:             IN
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CUSIP No. G6648D109
         ----------
Item 1(a) Name of Issuer:

       HOME LOAN SERVICING SOLUTIONS, LTD. (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

                     c/o Walker's Corporate Services Limited
                     Walker House, 87 Mary Street
                       George Town, Grand Cayman KY1-9005
                     Cayman Islands

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity.

     Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Overseas, and Advisors.

     Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (the "WRA Trust"), is an irrevocable trust for the benefit of Michael
S. Cooperman. Mr. Cooperman has investment authority over the Michael S. Cooperman and the WRA Trust accounts.

CUSIP No. G6648D109
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Item 2(a) Name of Person Filing: (cont.)

     Mr. Cooperman is one of the Trustees of The Leon and Toby Cooperman Family Foundation (the "Foundation"), a charitable trust dated December 16, 1981. The other trustees are his wife, Toby Cooperman, his sons, Wayne Cooperman and Michael S. Cooperman, and his daughter-in law, Jodi Cooperman.

     The Jewish Community Foundation of MetroWest New Jersey("JCF"), a charitable institution, is the sponsoring organization of the Cooperman Family Fund for a Jewish Future ("Cooperman Family Fund"), a Type 1 charitable supporting foundation. Mr. Cooperman is one of the Trustees of the Cooperman Family Fund.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman, the Foundation, and the Cooperman Family Fund is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

Item 2(c) Citizenship:          Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:     Common Stock (the "Shares")

Item 2(e) CUSIP Number:       G6648D109


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4.  Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,388,000 Shares which constitutes approximately 9.9 % of the total number of Shares outstanding.

     This consists of 165,100 Shares owned by Capital LP; 63,000 Shares owned by Equity LP; 39,500 Shares owned by Investors LP; 136,200 Shares owned by Overseas; 296,200 owned by the Managed Accounts; 285,000 Shares owned by Mr. Cooperman; 100,000 Shares owned by Toby Cooperman; 100,000 Shares owned by Michael Cooperman; 100,000 Shares owned by the WRA Trust; 100,000 Shares owned by the Foundation; and 3,000 Shares owned by the Cooperman Family Fund.

CUSIP No. G6648D109
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Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                      1,091,800
(ii)    Shared power to vote or to direct the vote:                      296,200
(iii)   Sole power to dispose or to direct the disposition of:         1,091,800
(iv)    Shared power to dispose or to direct the disposition of:         296,200


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_].


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.

CUSIP No. G6648D109
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Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



DATED: March 6, 2012


LEON G. COOPERMAN, individually,as Managing Member of Omega
Associates, L.L.C. on behalf of Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,Omega Equity Investors, L.P.,
Omega Overseas Partners, Ltd., and as President of Omega Advisors, Inc.



By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
  Power of Attorney on file





ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).